Exhibit 99.1

Points International to Present at Upcoming Financial Conferences

TORONTO, May 5, 2010 Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site - today announced that members of the management team will present at the following financial conferences:

China Airline Ancillary Revenue Summit 2010
Date: May 12 14, 2010
Location: Longemont Hotel, Shanghai, China

TechAmerica Growth Cap Financial Conference
Date: May 14, 2010
Location: Palace Hotel, San Francisco, CA

11th Annual B. Riley & Co. Investor Conference
Date: May 25, 2010
Time: 2:00 pm PT
Location: Loews Santa Monica Beach Hotel, Santa Monica, CA

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantageR program, Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

For more information contact:

Rob MacLean
Chief Executive Officer
416-596-6390
Rob.MacLean@points.com